SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rio de Janeiro – October 25, 2013 – Petrobras announces today its consolidated results stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras reached US$8,334 million in Jan-Sep/2013 and US$1,484 million in the 3Q-2013.  Adjusted EBITDA reached US$22,594 million in Jan-Sep/2013.

Highlights

US$ million
					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012		2013	2012	2013 x 2012 (%)

1,484	2,996	(50)	2,744	Consolidated net income/(loss) attributable to the shareholders of Petrobras	8,334	7,271	15
2,522	2,555	(1)	2,523	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,542	2,592	(2)
5,721	8,740	(35)	7,087	Adjusted EBITDA	22,594	21,830	3

 The Company reported 3Q-2013 earnings of US$1,484 million and the following highlights:

•     Domestic crude oil and NGL production remained flat. On September 2, 2013, the Company reached a record production level of 337 thousand bpd in the Pre-Salt area.

•     Record diesel demand levels partially met by domestic production, with the remaining portion met by imports.

•     The differential between domestic prices and international prices of oil products has increased, reflecting the appreciation of the U.S. dollar against the Brazilian Real and higher international prices of oil products.

•     Continuation of the divestiture program of assets in Brazil and abroad, with the conclusion of the disposal of BS-4 Atlanta and Oliva blocks in the Santos basin and of the Coulomb block in the Gulf of Mexico, resulting in a gain of US$ 243 million. Cash proceeds from the disposal of assets in the 3Q-13 were US$ 522 million.

•     A new discovery was announced in the pre-salt layer of Santos Basin (Iguaçu Mirim) and the production potential of Farfan 1 and Muriú 1, located at ultra-deep areas of Sergipe Basin, was confirmed.

•     For the eighth consecutive year, we were listed on the Dow Jones Sustainability World Index, the world’s most important sustainability index that evaluates social, environmental and economic management best practices in the world.

•     On October 21, 2013, Petrobras was awarded a 40% interest in the winning consortium of the Libra block auction, located in the ultra-deep waters of the Santos Basin, in the pre-salt area, with a US$ 3 billion signature bonus to be paid, relative to its share of the investment.

Comments from the CEO
Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

Petrobras´s oil production in Brazil during the third quarter was similar to second quarter production. However, output in September was 3.7% higher than the output registered in August and 4.8% higher than July, primarily as a result of less planned maintenance.  I would like to point out that our reservoirs have been showing higher-than-expected productivity and that our operating efficiency has reached 75% at the Campos Basin Operating Unit (UO-BC) and 92% at the Rio Operating Unit (UO-RIO), allowing us to recover 65,000 barrels per day in output during this quarter through the Campos Basin Operational Efficiency Improvement Program (PROEF). With an overall cost of US$ 1.3 billion since its implementation, PROEF efforts have already led to gains of US$ 1.5 billion in net present value (NPV).

It was not possible to achieve higher output levels during this third quarter primarily due to: (i) a start-up delay of P-63 (Papa Terra), from July 15th to October 31st, given the need to change the subsea array to avoid interference with living coral that was improperly misinterpreted in July 2008, but recently identified following an inspection with remotely operated underwater vehicles; (ii) delay of 275 days (9 months) by Norwegian company Subsea 7 in the provision of the Uncoupled Gathering Systems (buoys), built in China for the FPSO Cidade de São Paulo, postponing the interconnection of the second production well from April 2013 to January 2014; and (iii) the shortage of pipe-laying support vessels (PLSV´s), given the difficulty of contracting units built in Brazil between 2010 and 2011. In 2012, the Executive Board authorized to contract 10 PLSV´s, of which 8 will be built abroad and 2 to be built in Brazil.

In Refining, despite a reduction in throughput in 3Q-2013 from 2Q-2013 due to planned maintenance at the REDUC, REGAP and REVAP refineries, the production of diesel (+1.1%) and gasoline (+2.1%) increased during the period. In spite of the higher production, record consumption of diesel in Brazil exceeding 1,000,000 barrels per day (peak of 1,169,000 bpd on August 30th), leading to increased imports during the period.  The sharp depreciation of the Real (peak of R$ 2.45/US$ on August 22 th) combined with an increase in international oil prices (peak of US$ 118.11/bbl on August 28 th), increasing the negative differential between domestic and international prices.

Our net income before financial results, share of profit of equity-accounted investments and income taxes amounted to       US$ 2.4 billion, a reduction of 55% from the second quarter of the year. Besides the effects of the pricing differential at a moment of strong demand, we also experienced higher costs with dry/subcommercial wells, although in line with our forecast, and less extraordinary revenue from the sale of assets during the quarter when compared to the second quarter. Net income attributable to shareholders of Petrobras was US$ 1.5 billion, 50% lower than the 2Q-2013, for the reasons stated above and offset, in part, by the improved financial result.

Despite four diesel and two gasoline price increases in the last 16 months, totaling 21.9% and 14.9% respectively, the strong depreciation of the Real against the U.S. Dollar since May 2013, (as high as 22%), has led to an increase in the price differential during the past few months.

This situation has been affecting our cash flow and leverage. Therefore, in order to assure the sustainability of our 2013-2017 Business and Management Plan, in which the alignment of domestic and international prices is a premise, the Executive Board designed and presented to the Board of Directors a fuel pricing methodology to be applied by the Company, whereby the alignment of diesel and gasoline domestic prices to international prices will become more predictable.

We continue to work tirelessly to achieve the targets outlined in the 2013-2017 BMP through our structuring programs. I would like to point out the PRODESIN (Divestment Program), which have totaled US$ 4.8 billion in 2013, and the PROCOP (Operating Expenses Optimization Program), which has saved US$ 2.3 billion till September, already surpassing the target of US$ 1.8 billion in 2013.

I would also like to praise the engagement of Petrobras’ Engineering Department, which has been working night and day to complete 9 production units this year, totaling 1,000,000 barrels per day in capacity: FPSOs Cidade de São Paulo, Cidade de Itajaí, Cidade de Paraty, P-63, P-55 and P-58, already completed, in addition to P-62, P-61 and TAD (Tender Assisted Drilling), which have already reached more than 92.5% in physical completion.

We would like to bring to your attention the fact that the credit rating agency Moody’s has downgraded Petrobras’ foreign and domestic currency debt rating; however it has maintained our Baa1 investment grade, one level above Brazil’s rating. This review, according to Moody’s, reflects financial leverage and expectation of negative cash flow in the next few years due to the implementation of the company’s robust Investment Plan.

Our investment plan is indeed robust, due to the size of our reserves in both pre-salt and post-salt horizons and the opportunities to develop them with demonstrated know-how and capacity. These production development projects will increase our oil and gas production, bringing needed increase in operating cash flow generation, which will be additive to the beneficial effect of price alignment that we are pursuing. Thus we expect to reduce over the coming months our leverage and indebtedness indicators.

Lastly, I would like to point out the satisfactory outcome we achieved in the Libra Oilfield Auction, the first to be developed under the production sharing agreement in Brazil. One more challenge, undoubtedly, which will require the application of sound management practices, among them cost and time optimization in the exploration, evaluation and production development phases. I am convinced that the Libra field, which we will develop along with the partners Shell, Total, CNPC and CNOOC, which have well-known experience, abilities and financial robustness, will contribute to generate rising returns for our shareholders and investors, given that we are dealing with an exceptional asset that is fundamental for the sustainability of our oil production, particularly after 2020.

Maria das Graças Silva Foster

Chief Executive Officer

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

US$ million
					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012		2013	2012	2013 x 2012 (%)

33,955	35,569	(5)	36,374	Sales revenues	105,869	108,443	(2)
7,248	9,038	(20)	8,915	Gross profit	25,734	28,523	(10)
2,401	5,366	(55)	4,240	Net income before finance income (expense), share of profit of equity-accounted investments and income taxes	12,702	13,588	(7)
(446)	(1,715)	74	(281)	Net finance income (expense)	(1,465)	(3,281)	55
1,484	2,996	(50)	2,744	Consolidated net income/(loss) attributable to the shareholders of Petrobras	8,334	7,271	15
0.11	0.23	(50)	0.21	Basic and diluted earnings per share [1]	0.64	0.56	15

21	25	(4)	25	Gross margin (%) [2]	24	26	(2)
7	15	(8)	12	Operating margin (%) [2]	12	12	−
4	8	(4)	8	Net margin (%) [2]	8	7	1
5,721	8,740	(35)	7,087	Adjusted EBITDA – U.S.$ million [3]	22,594	21,830	3

				Net income before finance income (expense), share of profit of equity-accounted investments and income taxes by Business Segment
7,695	6,553	17	8,076	. Exploration & Production	21,808	26,975	(19)
(3,755)	(1,822)	(106)	(4,266)	. Refining, Transportation and Marketing	(8,853)	(13,361)	34
(156)	392	(140)	224	. Gas & Power	829	802	3
(56)	(37)	(51)	(29)	. Biofuel	(128)	(104)	(23)
206	336	(39)	310	. Distribution	1,085	985	10
91	1,064	(91)	655	. International	1,749	1,949	(10)
(1,255)	(1,289)	3	(1,174)	. Corporate	(3,935)	(3,722)	(6)

10,991	11,758	(7)	10,417	Capital expenditures and investments (in millions of U.S. dollars)	32,656	31,131	5

				Financial and economic indicators
110.37	102.44	8	109.61	Brent crude (U.S.$/bbl)	108.45	112.09	(3)
2.29	2.07	11	2.03	Average commercial selling rate for U.S. dollar (R$/U.S.$)	2.12	1.92	10
2.23	2.22	1	2.03	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.23	2.03	10
8.51	7.52	1	7.79	Selic interest rate - average (%)	7.74	8.98	(1)

				Average price indicators
91.79	100.28	(8)	94.15	Domestic basic oil products price (U.S.$/bbl)	97.95	95.45	3
				Sales price - Brazil
98.87	94.17	5	101.80	. Crude oil (U.S.$/bbl) [4]	98.64	106.00	(7)
46.34	50.47	(8)	47.73	. Natural gas (U.S.$/bbl)	48.27	49.11	(2)
				Sales price - International
85.97	89.84	(4)	90.42	. Crude oil (U.S.$/bbl)	90.65	94.71	(4)
18.38	21.31	(14)	17.45	. Natural gas (U.S.$/bbl)	20.88	19.33	8

1 Net income per share calculated based on the weighted average number of shares.

2 Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals net income before financial results, share of profit of equity-accounted investments and income taxes divided by sales revenues; Net margin equals net income divided by sales revenues.

3 Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of profit of equity-accounted investments; and impairment. Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our Adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA Statement by Segment on page 23 for a reconciliation of our Adjusted EBITDA.

4 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

Jan-Sep/2013 compared with Jan-Sep/2012:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the U.S. dollar strengthens relative to the Brazilian Real, as it did in 2013 (a 10% impact), revenues and expenses decrease when translated into U.S. dollars. Notwithstanding, the appreciation of the U.S. dollar against the Brazilian Real affects the line items discussed below in different ways.

Gross Profit

Gross profit decreased by 10% in Jan-Sep/2013 compared to Jan-Sep/2012, mainly due to:

➢ Sales revenues of US$ 105,869 million decreased 2% compared to Jan-Sep/2012, driven by the appreciation of the U.S. dollar.

Excluding foreign currency translation effects, local currency sales revenues were 8% higher, due to:

•   Higher oil product prices in the domestic market resulting from adjustments in gasoline and diesel prices, from higher electricity prices and from the impact of the appreciation of the U.S. dollar on oil product prices that are adjusted to reflect international prices;

•   A 7% increase in domestic demand, mainly of gasoline (5%), diesel (6%), fuel oil (26%) and natural gas (22%), offset by lower crude oil export volumes attributable to lower production levels and higher feedstock processed.

➢ Cost of sales of US$ 80,135 million remained flat when compared to Jan-Sep/2012, due to:

•   A 5% increase in domestic sales volumes of oil products, met by higher domestic output;

•   Higher volumes of natural gas imports to meet the thermoelectric demand and an increase in crude oil import volumes driven by the higher feedstock processed in our refineries, as well as higher costs due to the impact of the appreciation of the U.S. dollar (10% impact);

•   Increased crude oil production costs, due to the higher number of well interventions and to the production start-up of new systems, which are still not producing in full capacity;

•   Excluding the foreign currency translation effects, the local currency cost of sales was 10% higher.

Net income before finance expense, share of profit of equity-accounted investments and income taxes

Net income before finance expense, share of profit of equity-accounted investments and income taxes reached               US$ 12,702 million in Jan-Sep/2013, a 7% decrease compared to Jan-Sep/2012, due to lower gross profit and higher employee compensation expenses arising from the 2012 Collective Bargaining Agreement, as well as to the accrual of costs related to the 2013 Collective Bargaining Agreement. These effects were partially offset by a decrease in write-offs of dry and sub-commercial wells (US$ 777 million) and by gains on disposal of assets.

Net finance income (expense)

Net finance expense was US$ 1,465 million in Jan-Sep/2013, a US$ 1,816 million decrease (55%) compared to Jan-Sep/2012, mainly resulting from the decrease in the foreign exchange exposure attributable to the impact of the extension of our hedge accounting practice to future exports5, reducing by US$ 4,054 million the impact of foreign currency effects on our finance expenses.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached US$ 8,334 million in Jan-Sep/2013, a 15% increase compared to Jan-Sep/2012 (US$ 7,271 million), reflecting the lower impact of foreign currency effects on our finance expenses and higher share of profit of equity-accounted investments.

5 Effective mid-May 2013 the Company designated cash flow hedging relationships to hedge a portion of its highly probable future export revenues in U.S. dollars using a portion of its obligations denominated in U.S. dollars.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are priced at internal transfer prices defined between the areas using methods based on market parameters.

Information about our operating segments and other related information are set out below.

EXPLORATION & PRODUCTION

	U.S.$ million
	Jan-Sep
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	14,369	17,808	(19)

Net income was lower due to decreased crude oil and NGL production, higher depreciation of equipment costs, higher employee compensation costs, higher well interventions and maintenance costs, as well as increased freight costs for oil platforms. These effects were partially offset by higher domestic crude oil prices (sale/transfer) and lower write-offs of dry or sub-commercial wells.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$6.09/bbl in 2012  to US$9.81/bbl in 2013.

	Jan-Sep
Exploration & Production - Brazil (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Crude oil and NGLs	1,922	1,980	(3)
Natural gas [6]	392	367	7
Total	2,314	2,347	(1)

Crude oil and NGL production decreased mainly due to the natural decline of our fields, partially offset by the production start-up of FPSOs Cidade de Anchieta (Baleia Azul), Cidade de São Paulo (Sapinhoá), Cidade de São Vicente (Extended Well Test – EWT of Sapinhoá Norte), Cidade de Itajaí (Baúna) and Cidade de Paraty (Lula NE Pilot).

Natural gas production increased due to the production start-up of FPSOs Cidade de Anchieta, Cidade de São Paulo and Cidade de Paraty, to the improved efficiency of the Mexilhão, Merluza and Lula fields and to the improved production potential of FPSO Cidade de Vitoria.

(*) Not reviewed by independent auditor.

6Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

	Jan-Sep
Lifting Cost - Brazil 7 (*)	2013	2012	2013 x 2012 (%)

U.S.$/barrel:
Excluding production taxes	14.91	13.79	8
Including production taxes	32.95	33.91	(3)

 Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes increased by 8% in Jan-Sep/2013 compared to Jan-Sep/2012. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, it increased by 15% due to the higher number of well interventions in the Campos Basin, mainly driven by the PROEF (Operational Efficiency Increase Program), to the production start-up in FPSOs Cidade de Anchieta (Baleia Azul), Cidade de São Paulo (Sapinhoá), Cidade de Paraty (Lula NE Pilot) and Cidade de Itajaí (Baúna), with higher initial unit costs, as well as higher employee compensation costs arising from the 2012 Collective Bargaining Agreement and accrual of employee compensation costs related to the 2013 Collective Bargaining Agreement under negotiation.

Lifting Cost - Including production taxes

Lifting cost including production taxes decreased by 3% in Jan-Sep/2013 compared to Jan-Sep/2012. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real it remained relatively flat in the period. Production taxes excluding foreign exchange variation effects were 10% lower driven by the decrease in the average reference price for domestic oil in U.S. dollars (adjusted to reflect international prices) and to the new levels of special participation charges in Marlim, Jubarte and Barracuda fields, due to lower production.

(*)Not reviewed by independent auditor.

7In the 1Q-2013, lifting cost was revised to exclude scheduled stoppages expenses. Though lifting cost is non-GAAP measure, the portion of the calculation of this non-GAAP measure related to scheduled stoppage expenses was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance to the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	Jan-Sep
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	(5,762)	(8,973)	(36)

 The decreased net loss is attributable to diesel and gasoline price adjustments in the domestic market and to the higher feedstock processed in our refineries, reducing the share of oil product imports in our sales mix, partially offset by higher crude oil acquisition/transfer costs.

	Jan-Sep
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Crude oil imports	421	361	17
Oil product imports	377	409	(8)
Imports of crude oil and oil products	798	770	4
Crude oil exports [8]	195	408	(52)
Oil product exports	195	198	(2)
Exports of crude oil and oil products	390	606	(36)
Exports (imports) net of crude oil and oil products	(408)	(164)	149
Other exports	2	8	(75)

Higher crude oil imports are attributable to higher feedstock processed.

Lower crude oil export volumes are attributable to a decrease in crude oil production and an increase in feedstock processed, as well as decreased oil products exports in order to meet domestic demand. Oil product imports were lower, due to an increase in the production at our refineries.

(*)Not reviewed by independent auditor.

8 Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

	Jan-Sep
Refining Operations (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Output of oil products	2,131	1,992	7
Installed capacity [9]	2,102	2,013	4
Utilization of nominal capacity (%) [10]	98	95	3
Feedstock processed - Brazil [11]	2,086	1,935	8
Domestic crude oil as % of total feedstock processed	81	82	(1)

Daily feedstock processed increased by 8% in Jan-Sep/2013 compared to Jan-Sep/2012 due to the start-up of new value addition (quality) units and conversion units, as well as to the sustainable improvement of operating efficiency of our refineries through optimization of refining processes and removal of logistics bottlenecks. The new production level was reached respecting the project limits of equipments and the safety, environment and product quality requirements.

	Jan-Sep
Refining Cost - Brazil 12 (*)	2013	2012	2013 x 2012 (%)

Refining cost (U.S.$/barrel)	3.16	3.46	(9)

Refining cost decreased by 9% in Jan-Sep/2013 compared to Jan-Sep/2012. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, it increased by 1%, mainly due to higher employee compensation costs arising from the 2012 Collective Bargaining Agreement and to the accrual of employee compensation costs related to the 2013 Collective Bargaining Agreement under negotiation, partially offset by increased feedstock processed and reduced routine maintenance costs.

(*) Not reviewed by independent auditor.

9 Installed capacity considers the maximum sustainable feedstock processing reached at the distillation units, respecting the project limits of equipments and the safety,  environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.

10 Utilization of nominal capacity of crude oil processing is the relation between the installed capacity and the feedstock processed of domestic crude oil.

11 Feedstock processed – Brazil includes crude oil and NGL processing.

12 In the 1Q-2013, refining cost was revised to exclude scheduled stoppages expenses. Though refining cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our refining cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

GAS & POWER

	U.S.$ million
	Jan-Sep
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	636	618	3

Net income increased due to higher thermoelectricity generation and higher average electricity prices, mainly attributable to lower water reservoir levels.

These effects were partially offset by higher natural gas and LNG import costs to meet the thermoelectric demand.

	Jan-Sep
Physical and Financial Indicators (*)	2013	2012	2013 x 2012 (%)

Sales of electricity (contracts) - average MW	2,026	2,303	(12)
Generation of electricity - average MW	4,359	1,826	139
Imports of LNG (Mbbl/d)	102	49	108
Imports of Gas (Mbbl/d)	197	165	19
Diferences settlement prices - U.S.$/MWH [13]	119	58	105

Electricity sales volumes were 12% lower due to the decrease in the spot market demand, resulting from a new regulation (CNPE 03/2013).

Increased electricity generation (139%) and difference settlement prices (105%) due to lower rainfall levels in the period.

Higher imports of LNG (108%) and of natural gas from Bolivia (19%) due to increased thermoelectric demand in the period.

(*)Not reviewed by independent auditor.

13Differences setllement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

	U.S.$ million
	Jan-Sep
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	(102)	(102)	−

Losses on biofuel operations remained flat in the period. Excluding the exchange variation effect, biofuel losses were 8% higher resulting from lower biodiesel average realization prices (5%), as well as higher raw materials costs and inventory write-downs of palm seedlings. These effects were partially offset by lower losses in share of profit of ethanol investments due to higher sugar sales volume.

DISTRIBUTION

	U.S.$ million
	Jan-Sep
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	719	650	11

 Net income was higher due to a 13% increase in the average trade margins and a 6% increase in sales volumes. These effects were partially offset by higher freight and employee compensation expenses, resulting from salary increases arising from the 2012 Collective Bargaining Agreement and accrual of 2013 amounts, which are still under negotiation.

	Jan-Sep
Market Share (*)	2013	2012	2013 x 2012 (%)

	37.5%	37.9%	−

Despite the higher sales volume, market share decreased due to a margin repositioning.

(*)Not reviewed by independent auditor. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

	U.S.$ million
	Jan-Sep
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	1,448	1,025	41

Net income was higher due to the gains on disposal of assets within the Divestment Program (PRODESIN), mainly in Africa and in the United States, partially offset by lower crude oil and NGL production.

	Jan-Sep
Exploration & Production - International (Mbbl/d) 14 (*)	2013	2012	2013 x 2012 (%)

Consolidated international production
Crude oil and NGLs	121	142	(15)
Natural gas	92	96	(4)
Total	213	238	(11)
Non-consolidated international production	15	7	114
Total international production	228	245	(7)

Crude oil and NGL production decreased 15% due to the disposal of 50% of our interest in companies in Africa (mainly in Nigeria) in June 2013. As from June 2013, the remaining 50% of the production has been considered non-consolidated production.

Decreased natural gas production, mainly in Argentina, due to the closing of a natural gas well in the Santa Cruz field, resulting from an increase in water production.

(*)Not reviewed by independent auditor.

14 Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

	Jan-Sep
Lifting Cost - International (U.S.$/barrel) 15 (*)	2013	2012	2013 x 2012 (%)

	8.93	8.47	5

Lifting cost was 5% higher driven by higher costs in Argentina due to well maintenance services, higher electricity charges and environmental repair services in production storage tanks. Costs were higher also due to the disposal of investments in Nigerian companies, which had relatively low costs.

	Jan-Sep
Refining Operations - International (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Feedstock processed	167	183	(9)
Output of oil products	182	197	(8)
Installed capacity	231	231	−
Utilization of nominal capacity (%)	68	72	(4)

Lower feedstock processed (9%), as well as lower output of oil products and utilization of nominal capacity, mainly at the Japanese refinery due to unscheduled stoppages occurred in 2013 and to lower oil products demand. Feedstock processed was also lower in the United States, resulting from operating restrictions for unconventional light oil (Eagleford) processing, and from the stoppage of the distillation unit in August for decoking of the distillation oven.

	Jan-Sep
Refining Cost - International (U.S.$/barrel) 15 (*)	2013	2012	2013 x 2012 (%)

	3.92	3.60	9

International refining cost was 9% higher due to the lower feedstock processed in Japan and higher insurance costs in the United States.

(*) Not reviewed by independent auditor.

15 In the 1Q-2013, lifting and refining costs were revised to exclude scheduled stoppages expenses. Though lifting and refining costs are non-GAAP measures, they were revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting and refining costs at the period of its realizations, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed  in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	Jan-Sep
	2013	2012	2013 x 2012 (%)

Diesel	977	921	6
Gasoline	583	557	5
Fuel oil	97	77	26
Naphtha	174	168	4
LPG	230	224	3
Jet fuel	105	106	(1)
Others	203	199	2
Total oil products	2,369	2,252	5
Ethanol, nitrogen fertilizers, renewables and other products	86	80	8
Natural gas	415	340	22
Total domestic market	2,870	2,672	7
Exports	392	614	(36)
International sales	498	512	(3)
Total international market	890	1,126	(21)
Total	3,760	3,798	(1)

Our domestic sales volumes increased by 7% in Jan-Sep/2013 compared with Jan-Sep/2012, primarily due to:

•         Diesel (a 6% increase) – due to the increase in the retail sector, along with higher thermoelectric consumption, higher grain harvest and an increase in the diesel light vehicle fleet (vans, pickups and SUV).

•         Gasoline (a 5% increase) – due to the increase in the flex-fuel automotive fleet, driven by the higher competitive advantage relative to ethanol in most Brazilian federal states and to the decreased market share of our competitors. These effects were partially offset by the increase of the hydrated ethanol content of Type C gasoline (from 20% to 25%).

•         Fuel oil (a 26% increase) – due to the increased consumption at thermoelectric plants for electricity generation and higher demand in some companies to supply natural gas to thermoelectric plants.

•         Natural gas (a 22% increase) – due to higher thermoelectric demand, driven by lower water reservoir levels at hydroelectric power plants.

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary16

U.S.$ million
				Jan-Sep
3Q-2013	2Q-2013	3Q-2012		2013	2012

32,840	22,972	22,731	Adjusted cash and cash equivalents at the beginning of period [17]	23,732	28,005
(9,709)	(9,448)	(9,711)	Government securities at the beginning of period	(10,212)	(8,948)
23,131	13,524	13,020	Cash and cash equivalents at the beginning of period [16]	13,520	19,057
6,274	7,826	8,069	Net cash provided by operating activities	21,555	22,213
(8,561)	(10,795)	(8,045)	Net cash used in investing activities	(27,533)	(28,117)
(10,640)	(11,195)	(9,748)	Investments in operating segments	(31,058)	(29,068)
522	1,542	−	Sale of assets (disinvestments)	2,064	−
1,557	(1,142)	1,703	Investments in marketable securities	1,461	951
(2,287)	(2,969)	24	(=) Net cash flow	(5,978)	(5,904)
(1,657)	15,112	1,865	Net financings	14,022	5,954
4,235	26,000	6,762	Proceeds from long-term financing	33,907	18,857
(5,892)	(10,888)	(4,897)	Repayments	(19,885)	(12,903)
(1,269)	(1,386)	(7)	Dividends paid to shareholders	(2,655)	(3,272)
−	(46)	5	Non-controlling interest	(98)	48
(272)	(1,104)	(41)	Effect of exchange rate changes on cash and cash equivalents	(1,165)	(1,017)
17,646	23,131	14,866	Cash and cash equivalents at the end of period [16]	17,646	14,866
8,309	9,709	11,047	Government securities at the end of period	8,309	11,047
25,955	32,840	25,913	Adjusted cash and cash equivalents at the end of period [17]	25,955	25,913

Net cash provided by operating activities decreased US$ 658 million in Jan-Sep/2013 (US$ 21,555 million) compared to Jan-Sep/2012 (US$ 22,213 million). Excluding the appreciation of the U.S. dollar, net cash provided by operating activities increased by 7%, driven by the positive effect of adjustments in diesel and gasoline prices in the domestic market in 2012 and 2013 and the 7% increase in oil products output, partially offset by the impact of the depreciation of the Real on oil product and LNG import costs, as well as lower crude oil export volumes. Net cash provided by operating activities decreased by 20% in the 3Q-2013 (US$ 1,552 million) compared to the 2Q-2013, resulting from higher import volumes and from the negative effect of exchange rate changes on our costs.

Cash used in investments in operating segments increased by 7% in Jan-Sep/2013 compared to Jan-Sep/2012 (US$ 1,990 million) mainly due to higher investments in Exploration & Production and Refining, Transportation and Marketing activities, and decreased by 5% (US$ 555 million) in the 3Q-2013 compared to the 2Q-2013. These effects were partially offset by proceeds of US$ 2,064 million (US$ 522 million in the 3Q-2013) related to disinvestments occurred within the Divestment Program.

Proceeds from long-term financing, net of repayments increased from US$ 5,954 million in Jan-Sep/2012 to US$ 14,022 million in Jan-Sep/2013, mainly due to the issuance of bonds (US$ 11 billion) in the U.S. Market in May 2013, along with additional banking financing. In the 3Q-2013 there were net repayments of US$ 1,657 million.

Cash from long-term financing, net of repayments (US$ 14,022million) along with cash from operating activities (US$ 21,555 million) and the US$ 2,064 million from divestments was more than necessary to meet our needs for capital expenditures, repayment of debts and payment of dividends, and as a result our adjusted cash and cash equivalents17 increased by US$ 2,223 million in Jan-Sep/2013 (and our cash and cash equivalents increased by US$ 4,126 million). In the 3Q-2013, cash from operating activities (US$ 6,274 million) was less than necessary to meet our needs for capital expenditures in operating segments (US$ 10,640 million), net repayments of debts and payment of dividends (US$ 2,926 million). Thus adjusted cash and cash equivalents decreased by US$ 6,885 million in the 3Q-2013 compared to the 2Q-2013.

On September 30, 2013, we had cash and cash equivalents of US$ 17,646 million compared to US$ 13,520 million  on December 31, 2012 and with US$ 23,131 million on June 30, 2013. Our adjusted cash and cash equivalents, including government securities with maturity of more than 90 days, reached US$ 25,955 million on September 30, 2013, 9% higher compared with US$ 23,732 million on December 31, 2012 and 21% lower compared to US$ 32,840 million on June 30, 2013.

16 For more details, see the Consolidated Statement of Cash Flows Data on page 20.

17 Our adjusted cash and cash equivalents are not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	US$ million
	Jan-Sep
	2013	%	2012	%	Δ%

Exploration & Production	18,027	55	16,131	52	12
Refining, Transportation and Marketing	10,423	32	10,635	34	(2)
Gas & Power	1,855	6	1,454	5	28
International	1,649	5	1,833	6	(10)
Exploration & Production	1,533	93	1,697	94	(10)
Refining, Transportation and Marketing	81	5	94	4	(14)
Gas & Power	4	−	3	−	33
Distribution	27	2	35	2	(23)
Other	4	−	4	−	−
Distribution	320	1	457	1	(30)
Biofuel	29	−	21	−	38
Corporate	353	1	600	2	(41)
Total capital expenditures and investments	32,656	100	31,131	100	5

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the nine-month period ended September 30, 2013, we invested an amount of US$ 32,656 million, primarily aiming at increasing production and modernizing and expanding our refineries.

FINANCIAL HIGHLIGHTS

Consolidated debt

	U.S.$ million

	09.30.2013	12.31.2012	Δ%

Current debt [18]	8,157	7,497	9
Non-current debt [19]	104,340	88,570	18
Total	112,497	96,067	17
Cash and cash equivalents	17,646	13,520	31
Government securities (maturity of more than 90 days)	8,309	10,212	(19)
Adjusted cash and cash equivalents	25,955	23,732	9
Net debt [20]	86,542	72,335	20
Net debt/(net debt+shareholders' equity)	36%	31%	5
Total net liabilities [21]	314,151	310,922	1
Capital structure
(Net third parties capital / total net liabilities)	51%	48%	3
Net debt/Adjusted EBITDA ratio	2.87	2.62	10

On September 30, 2013 the net debt in U.S. dollars was 20% higher than on December 31, 2012, due to the long-term financing raised, partially offset by the impact of 9.1% from the appreciation of the U.S. dollar against the Real.

18 Includes finance lease obligations (Current debt: US$18 million on September 30, 2013 and US$18 million on December 31, 2012).

19 Includes finance lease obligations (Non-current debt: US$82 million on September 30, 2013 and US$86 million on December 31, 2012).

20 Our net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

21 Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated

U.S.$ million
				Jan-Sep
3Q-2013	2Q-2013	3Q-2012		2013	2012

33,955	35,569	36,374	Sales revenues	105,869	108,443
(26,707)	(26,531)	(27,459)	Cost of sales	(80,135)	(79,920)
7,248	9,038	8,915	Gross profit	25,734	28,523
(1,251)	(1,233)	(1,248)	Selling expenses	(3,634)	(3,776)
(1,224)	(1,251)	(1,252)	General and administrative expenses	(3,713)	(3,768)
(968)	(583)	(637)	Exploration costs	(2,193)	(2,949)
(258)	(287)	(289)	Research and development expenses	(882)	(801)
(96)	(120)	(85)	Other taxes	(328)	(255)
(1,050)	(198)	(1,164)	Other operating income and expenses, net	(2,282)	(3,386)
(4,847)	(3,672)	(4,675)		(13,032)	(14,935)
2,401	5,366	4,240	Net income before financial results, share of profit of equity-accounted investments and income taxes	12,702	13,588
527	439	484	Finance income	1,453	1,995
(542)	(618)	(540)	Finance expense	(1,761)	(1,473)
(431)	(1,536)	(225)	Foreign exchange and inflation indexation charges	(1,157)	(3,803)
(446)	(1,715)	(281)	Net finance income (expense)	(1,465)	(3,281)
216	188	95	Share of profit of equity-accounted investments	482	(45)
2,171	3,839	4,054	Net income before income taxes	11,719	10,262
(623)	(1,095)	(1,276)	Income taxes	(3,502)	(3,104)
1,548	2,744	2,778	Net income (loss)	8,217	7,158
			Net income (loss) attributable to:
1,484	2,996	2,744	Shareholders of Petrobras	8,334	7,271
64	(252)	34	Non-controlling interests	(117)	(113)
1,548	2,744	2,778		8,217	7,158

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated22

ASSETS	U.S.$ million

	09.30.2013	12.31.2012

Current assets	61,545	57,794
Cash and cash equivalents	17,646	13,520
Marketable securities	8,317	10,431
Trade and other receivables, net	9,650	11,099
Inventories	15,054	14,552
Recoverable taxes	6,837	5,572
Non-current assets held for sale	1,947	142
Other current assets	2,094	2,478

Non-current assets	278,561	276,860
Long-term receivables	27,320	26,114
Trade and other receivables, net	4,397	4,441
Marketable securities	149	176
Judicial deposits	2,700	2,696
Deferred taxes	9,420	8,535
Other tax assets	5,404	5,223
Advances to suppliers	3,441	3,156
Other non-current assets	1,809	1,887
Investments	6,774	6,106
Property, plant and equipment	208,362	204,901
Intangible assets	36,105	39,739
Total assets	340,106	334,654

LIABILITIES	U.S.$ million

	09.30.2013	12.31.2012

Current liabilities	31,375	34,070
Trade payables	11,621	12,124
Current debt	8,157	7,497
Taxes payable	4,965	6,128
Dividends payable	−	3,011
Employee compensation (payroll, profit-sharing and related charges)	2,906	2,163
Pension and medical benefits	747	788
Liabilities associated with non-current assets for sale	457	−
Other current liabilities	2,522	2,359
Non-current liabilities	154,874	138,861
Non-current debt	104,340	88,570
Deferred taxes	20,466	19,213
Pension and medical benefits	19,282	19,600
Provision for decommissioning costs	8,272	9,441
Provisions for legal proceedings	1,548	1,265
Other non-current liabilities	966	772
Shareholders' equity	153,857	161,723
Share capital	107,371	107,362
Profit reserves and others	45,684	53,209
Non-controlling interests	802	1,152
Total liabilities and shareholders' equity	340,106	334,654

22 Some amounts of 2012 were adjusted by the adoption of the IAS 19 amendment, that eliminated the “corridor approach” for the recognition of the actuarial gains or losses (see Note 2.2 of the Consolidated Financial Statements Report of September 30, 2013).

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

US$ million

				Jan-Sep
3Q-2013	2Q-2013	3Q-2012		2013	2012

1,484	2,996	2,744	Net income/(loss) attributable to the shareholders of Petrobras	8,334	7,271
4,790	4,830	5,325	(+) Adjustments for:	13,221	14,942
3,320	3,374	2,847	Depreciation, depletion and amortization	9,892	8,241
886	1,651	655	Foreign exchange and inflation indexation and finance charges	2,009	4,011
64	(252)	34	Non-controlling interests	(117)	(113)
(216)	(188)	(95)	Share of profit of equity-accounted investments	(482)	45
(150)	(662)	16	Gains/(losses) on disposal of non-current assets	(827)	−
881	1,478	881	Deferred income taxes, net	3,422	1,926
736	301	416	Exploration expenditures writen-off	1,341	2,118
160	157	84	Impairment	391	557
595	663	496	Pension and medical benefits (actuarial expense)	1,961	1,578
(1,383)	332	(648)	Inventories	(2,216)	(1,913)
(82)	195	(209)	Trade and other receivables, net	300	(649)
371	(229)	1,492	Trade payables	343	1,827
(152)	(236)	(90)	Pension and medical benefits	(537)	(483)
(855)	(1,951)	(701)	Taxes payable	(3,022)	(1,282)
615	197	147	Other assets and liabilities	763	(921)
6,274	7,826	8,069	(=) Net cash provided by (used in) operating activities	21,555	22,213
(8,561)	(10,795)	(8,045)	(-) Net cash provided by (used in) investing activities	(27,533)	(28,117)
(10,640)	(11,195)	(9,748)	Investments in operating segments	(31,058)	(29,068)
522	1,542	−	Sale of assets (disinvestments)	2,064	−
1,557	(1,142)	1,703	Investments in marketable securities	1,461	951
(2,287)	(2,969)	24	(=) Net cash flow	(5,978)	(5,904)
(2,926)	13,680	1,863	(-) Net cash provided by (used in) financing activities	11,269	2,730
4,235	26,000	6,762	Proceeds from long-term financing	33,907	18,857
(4,140)	(10,020)	(3,396)	Repayment of principal	(15,699)	(9,096)
(1,752)	(868)	(1,501)	Repayment of interest	(4,186)	(3,807)
(1,269)	(1,386)	(7)	Dividends paid to shareholders	(2,655)	(3,272)
−	(46)	5	Acquisition of non-controlling interest	(98)	48
(272)	(1,104)	(41)	Effect of exchange rate changes on cash and cash equivalents	(1,165)	(1,017)
(5,485)	9,607	1,846	(=) Net increase (decrease) in cash and cash equivalents in the period	4,126	(4,191)
23,131	13,524	13,020	Cash and cash equivalents at the beginning of period	13,520	19,057
17,646	23,131	14,866	Cash and cash equivalents at the end of period	17,646	14,866

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – Jan-Sep/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	50,714	82,917	11,008	311	30,962	12,289	−	(82,332)	105,869
Intersegments	49,937	28,603	911	261	773	1,847	−	(82,332)	−
Third parties	777	54,314	10,097	50	30,189	10,442	−	−	105,869
Cost of sales	(25,468)	(88,985)	(9,307)	(357)	(28,072)	(10,297)	−	82,351	(80,135)
Gross profit (loss)	25,246	(6,068)	1,701	(46)	2,890	1,992	−	19	25,734
Expenses	(3,438)	(2,785)	(872)	(82)	(1,805)	(243)	(3,935)	128	(13,032)
Selling, general and administrative expenses	(321)	(2,094)	(799)	(41)	(1,778)	(641)	(1,794)	121	(7,347)
Exploration costs	(2,073)	−	−	−	−	(120)	−	−	(2,193)
Research and development expenses	(442)	(162)	(42)	(19)	(1)	(2)	(214)	−	(882)
Other taxes	(34)	(50)	(61)	(1)	(14)	(105)	(63)	−	(328)
Other operating income and expenses, net	(568)	(479)	30	(21)	(12)	625	(1,864)	7	(2,282)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	21,808	(8,853)	829	(128)	1,085	1,749	(3,935)	147	12,702
Net finance income (expense)	−	−	−	−	−	−	(1,465)	−	(1,465)
Share of profit of equity-accounted investments	2	80	132	(18)	1	287	(2)	−	482
Net income (loss) before income taxes	21,810	(8,773)	961	(146)	1,086	2,036	(5,402)	147	11,719
Income taxes	(7,414)	3,011	(281)	44	(367)	(535)	2,090	(50)	(3,502)
Net income (loss)	14,396	(5,762)	680	(102)	719	1,501	(3,312)	97	8,217
Net income (loss) attributable to:
Shareholders of Petrobras	14,369	(5,762)	636	(102)	719	1,448	(3,071)	97	8,334
Non-controlling interests	27	−	44	−	−	53	(241)	−	(117)
	14,396	(5,762)	680	(102)	719	1,501	(3,312)	97	8,217

 Consolidated Income Statement by Segment – Jan-Sep/2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	56,280	88,714	8,311	328	29,821	13,636	−	(88,647)	108,443
Intersegments	55,670	28,098	1,205	244	567	2,863	−	(88,647)	−
Third parties	610	60,616	7,106	84	29,254	10,773	−	−	108,443
Cost of sales	(25,039)	(98,623)	(6,668)	(346)	(27,183)	(10,640)	−	88,579	(79,920)
Gross profit (loss)	31,241	(9,909)	1,643	(18)	2,638	2,996	−	(68)	28,523
Expenses	(4,266)	(3,452)	(841)	(86)	(1,653)	(1,047)	(3,722)	132	(14,935)
Selling, general and administrative expenses	(387)	(2,424)	(708)	(49)	(1,629)	(673)	(1,806)	132	(7,544)
Exploration costs	(2,742)	−	−	−	−	(207)	−	−	(2,949)
Research and development expenses	(376)	(158)	(19)	(27)	(1)	−	(220)	−	(801)
Other taxes	(41)	(49)	(30)	(1)	(10)	(68)	(56)	−	(255)
Other operating income and expenses, net	(720)	(821)	(84)	(9)	(13)	(99)	(1,640)	−	(3,386)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	26,975	(13,361)	802	(104)	985	1,949	(3,722)	64	13,588
Net finance income (expense)	−	−	−	−	−	−	(3,281)	−	(3,281)
Share of profit of equity-accounted investments	(1)	(153)	119	(34)	1	25	(2)	−	(45)
Net income (loss) before income taxes	26,974	(13,514)	921	(138)	986	1,974	(7,005)	64	10,262
Income taxes	(9,170)	4,541	(271)	36	(336)	(883)	3,000	(21)	(3,104)
Net income (loss)	17,804	(8,973)	650	(102)	650	1,091	(4,005)	43	7,158
Net income (loss) attributable to:
Shareholders of Petrobras	17,808	(8,973)	618	(102)	650	1,025	(3,798)	43	7,271
Non-controlling interests	(4)	−	32	−	−	66	(207)	−	(113)
	17,804	(8,973)	650	(102)	650	1,091	(4,005)	43	7,158

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment – Jan-Sep/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(682)	−	(682)
Institutional relations and cultural projects	(90)	(28)	(4)	−	(31)	(10)	(395)	−	(558)
(Losses)/gains on legal, administrative and arbitral proceedings	(32)	(47)	(4)	−	(31)	(12)	(417)	−	(543)
Unscheduled stoppages and pre-operating expenses	(365)	(23)	(84)	−	−	(23)	(11)	−	(506)
Inventory write-down to net realizable value (market value)	(4)	(130)	(4)	(25)	−	(227)	−	−	(390)
Expenses related to collective bargaining agreement	(157)	(78)	(14)	−	(22)	(5)	(106)	−	(382)
Expenditures on health, safety and environment	(24)	(67)	(5)	−	−	(13)	(75)	−	(184)
Impairment	−	−	−	−	−	−	−	−	−
Government Grants	14	25	17	−	−	40	2	−	98
(Losses)/gains on disposal of non current assets	49	(44)	(2)	−	20	806	(2)	−	827
Others	41	(87)	130	4	52	69	(178)	7	38
	(568)	(479)	30	(21)	(12)	625	(1,864)	7	(2,282)

 Other Operating Income (Expenses) by Segment – Jan-Sep/2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(794)	−	(794)
Institutional relations and cultural projects	(29)	(30)	(5)	−	(35)	(13)	(418)	−	(530)
(Losses)/gains on legal, administrative and arbitral proceedings	(62)	(207)	(28)	−	(25)	(82)	(116)	−	(520)
Unscheduled stoppages and pre-operating expenses	(434)	(76)	(70)	−	−	(23)	(11)	−	(614)
Inventory write-down to net realizable value (market value)	(9)	(202)	−	(8)	−	(336)	(1)	−	(556)
Expenses related to collective bargaining agreement	(173)	(100)	(15)	−	(23)	(6)	(114)	−	(431)
Expenditures on health, safety and environment	(20)	(75)	(3)	−	−	(30)	(88)	−	(216)
Impairment	−	−	(1)	−	−	−	−	−	(1)
Government Grants	19	24	8	−	−	310	(1)	−	360
(Losses)/gains on disposal of non current assets	(9)	(35)	1	−	17	29	(3)	−	−
Others	(3)	(120)	29	(1)	53	52	(94)	−	(84)
	(720)	(821)	(84)	(9)	(13)	(99)	(1,640)	−	(3,386)

Consolidated Assets by Segment – 09.30.2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	154,029	93,279	28,410	1,149	7,837	17,876	43,579	(6,053)	340,106

Current assets	7,881	19,452	3,974	88	2,801	3,554	29,496	(5,701)	61,545
Non-current assets	146,148	73,827	24,436	1,061	5,036	14,322	14,083	(352)	278,561
Long-term receivables	5,959	4,670	2,075	3	2,028	2,404	10,533	(352)	27,320
Investments	93	2,505	780	837	5	2,512	42	−	6,774
Property, plant and equipment	105,738	66,509	21,213	221	2,680	8,843	3,158	−	208,362
Operating assets	64,325	32,007	17,293	201	2,012	4,225	2,134	−	122,197
Assets under construction	41,413	34,502	3,920	20	668	4,618	1,024	−	86,165
Intangible assets	34,358	143	368	−	323	563	350	−	36,105

 Consolidated Assets by Segment – 12.31.2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	151,798	91,458	28,454	1,248	8,130	18,735	42,134	(7,303)	334,654

Current assets	6,565	20,362	3,610	117	3,176	3,517	27,382	(6,935)	57,794
Non-current assets	145,233	71,096	24,844	1,131	4,954	15,218	14,752	(368)	276,860
Long-term receivables	5,120	4,582	1,715	16	1,852	2,233	10,964	(368)	26,114
Investments	80	2,897	1,160	860	15	937	157	−	6,106
Property, plant and equipment	102,779	63,463	21,585	255	2,733	10,882	3,204	−	204,901
Operating assets	64,455	29,327	18,106	237	2,061	6,814	2,237	−	123,237
Assets under construction	38,324	34,136	3,479	18	672	4,068	967	−	81,664
Intangible assets	37,254	154	384	−	354	1,166	427	−	39,739

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	14,396	(5,762)	680	(102)	719	1,501	(3,312)	97	8,217
Net finance income (expense)	−	−	−	−	−	−	1,465	−	1,465
Income taxes	7,414	(3,011)	281	(44)	367	535	(2,090)	50	3,502
Depreciation, depletion and amortization	5,924	1,963	732	15	160	846	253	−	9,892
EBITDA	27,734	(6,810)	1,693	(131)	1,246	2,882	(3,684)	147	23,076
Share of profit of equity-accounted investments	(2)	(80)	(132)	18	(1)	(287)	2	−	(482)
Impairment	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	27,732	(6,890)	1,561	(113)	1,245	2,595	(3,682)	147	22,594

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	17,804	(8,973)	650	(102)	650	1,091	(4,005)	43	7,158
Net finance income (expense)	−	−	−	−	−	−	3,281	−	3,281
Income taxes	9,170	(4,541)	271	(36)	336	883	(3,000)	21	3,104
Depreciation, depletion and amortization	4,844	1,504	697	15	151	767	263	−	8,241
EBITDA	31,818	(12,010)	1,618	(123)	1,137	2,741	(3,461)	64	21,784
Share of profit of equity-accounted investments	1	153	(119)	34	(1)	(25)	2	−	45
Impairment			1						1
Adjusted EBITDA	31,819	(11,857)	1,500	(89)	1,136	2,716	(3,459)	64	21,830

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012		2013	2012	2013 x 2012 (%)

1,548	2,744	(44)	2,778	Net income (loss)	8,217	7,158	15
446	1,715	(74)	281	Net finance income (expense)	1,465	3,281	55
623	1,095	(43)	1,276	Income taxes	3,502	3,104	13
3,320	3,374	(2)	2,847	Depreciation, depletion and amortization	9,892	8,241	20
5,937	8,928	(34)	7,182	EBITDA	23,076	21,784	6
(216)	(188)	15	(95)	Share of profit of equity-accounted investments	(482)	45	1,171
−	−	−	−	Impairment	−	1	−
5,721	8,740	(35)	7,087	Adjusted EBITDA	22,594	21,830	3
17	25	(7)	19	Adjusted EBITDA margin (%) [23]	21	20	1

 Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with financial indicators of the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

23 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep 2013

Sales revenues	3,345	6,319	419	3,871	−	(1,665)	12,289
Intersegments	1,925	1,553	28	6	−	(1,665)	1,847
Third parties	1,420	4,766	391	3,865	−	−	10,442

Net income before financial results, share of profit of equity-accounted investments and income taxes	1,855	(22)	42	75	(198)	(3)	1,749

Net income (loss) attributable to the shareholders of Petrobras	1,653	(15)	31	69	(287)	(3)	1,448

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep 2012

Sales revenues	4,020	6,977	456	3,850	−	(1,667)	13,636
Intersegments	2,845	1,651	28	6	−	(1,667)	2,863
Third parties	1,175	5,326	428	3,844	−	−	10,773

Net income before financial results, share of profit of equity-accounted investments and income taxes	2,125	(123)	103	55	(225)	14	1,949

Net income (loss) attributable to the shareholders of Petrobras	1,293	(117)	107	55	(325)	12	1,025

Consolidated Assets for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on September 30, 2013	13,590	2,809	608	1,078	1,167	(1,376)	17,876

Total assets on December 31, 2012	15,080	2,404	759	1,085	1,580	(2,173)	18,735

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.